AS FILED WITH THE SECURITIES AND EXCHANGE COMMISSION ON APRIL 29, 2003
================================================================================

                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

                                   SCHEDULE TO
                                 (RULE 14d-100)
                      TENDER OFFER STATEMENT UNDER SECTION
           14(D)(1) OR 13(E)(1) OF THE SECURITIES EXCHANGE ACT OF 1934

                             VODAVI TECHNOLOGY, INC.
                       (Name of Subject Company (Issuer))

                        VODAVI TECHNOLOGY, INC. (OFFEROR)
                            (Names of Filing Persons
            (identifying status as offeror, issuer or other person))

                     COMMON STOCK, PAR VALUE $.001 PER SHARE
                         (Title of Class of Securities)
                                   92857V 10 2
                      (CUSIP Number of Class of Securities)

                                GREGORY K. ROEPER
                             VODAVI TECHNOLOGY, INC.
                        4717 E. HILTON AVENUE, SUITE 400
                             PHOENIX, ARIZONA 85034
                                 (480) 443-6000
      (name, address, and telephone numbers of person authorized to receive notices and communications on behalf of filing persons)

                                 WITH A COPY TO:
                              ROBERT S. KANT, ESQ.
                              SCOTT K. WEISS, ESQ.
                             GREENBERG TRAURIG, LLP
                        2375 E. CAMELBACK ROAD, SUITE 700
                             PHOENIX, ARIZONA 85016
                                 (602) 445-8000

                            CALCULATION OF FILING FEE
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      TRANSACTION VALUATION                             AMOUNT OF FILING FEE
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         Not applicable                                   Not applicable
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[ ]  Check the box if any part of the fee is offset as provided by Rule
     0-11(a)(2) and identify the filing with which the offsetting fee was previously paid. Identify the previous filing by registration statement number, or the Form or Schedule and the date of its filing.

--------------------------------------------------------------------------------
     Amount Previously Paid: N/A
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     Filing Party: N/A
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     Form or Registration No.: N/A
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     Date Filed: N/A
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[X]  Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

     Check the appropriate boxes below to designate any transactions to which the statement relates:

     [ ]  third-party tender offer subject to Rule 14d-1.
     |X|  issuer tender offer subject to Rule 13e-4.
     [ ]  going-private transaction subject to Rule 13e-3.
     [ ]  amendment to Schedule 13D under Rule 13d-2.

Check the following box if the filing is a final amendment reporting the results of the tender offer: [ ]
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
                          VODAVI ANNOUNCES SELF-TENDER

         TO PURCHASE UP TO ONE MILLION OF ITS SHARES AT $2.40 PER SHARE

Phoenix, AZ, April 29, 2003 - Vodavi Technology, Inc. (NASDAQ: VTEK) today announced that the Company will repurchase up to 1,000,000 shares of its common stock in a self-tender offer at a price of $2.40 per share. The $2.40 offer price represents a premium of 40% percent when compared to the April 28, 2003 closing price of $1.71 per share. The offer is expected to commence on or about May 15, 2003.

Under the tender offer, stockholders will have the opportunity to tender some or all of their shares at $2.40 per share. If holders of more than 1,000,000 shares properly tender their shares, the Company will purchase shares tendered by the holders on a pro rata basis. Stockholders whose shares are purchased in the offer will be paid the purchase price in cash, without interest, after the expiration of the offer period. The offer will be subject to required regulatory filings, and a number of other terms and conditions specified in the offer to purchase that will be distributed to stockholders.

Greg Roeper, Chief Executive Officer, said, "Vodavi has continued to post positive results despite a three year long slump in the telecommunications customer premise equipment segment. During this time, we have also released numerous new products designed to position the Company for growth when businesses begin reinvesting in capital expenditures. However, ongoing concerns over our industry and the economy in general continue to put negative pressure on our stock price".

"During this same time the equity markets have penalized many micro-caps such as Vodavi, both in terms of valuation and liquidity. Despite our results and our significant reduction in debt levels, we have not seen a corresponding increase in the value of our equity. We believe creating a large `liquidity event' at a substantial premium to the recent trading price of the stock will allow those stockholders who desire to liquidate their investment the opportunity to do so without putting substantial downward pressure on our stock price. At the same time, a successful repurchase of 1,000,000 shares through this self-tender is expected to be accretive to earnings on a pro forma basis."

"As a result of our debt reduction efforts we will be able to finance this buy-back using our new credit facility."

Neither Vodavi nor its Board of Directors makes any recommendation to stockholders as to whether to tender or refrain from tendering their shares in the tender offer. Stockholders must decide how many shares they will tender, if any, for purchase by the Company. This news release is neither an offer to purchase nor a solicitation of an offer to sell the common stock, which can be made only by an Offer to Purchase and the related Letter of Transmittal to be mailed to all stockholders and filed with the Securities and Exchange Commission.

Stockholders and investors should read carefully the Offer to Purchase and related materials when they are available because they contain important information. Stockholders and investors may obtain a free copy (when available) of the Offer to Purchase and other documents that will be filed by Vodavi with the SEC at the SEC's web site at www.sec.gov. Stockholders are urged to carefully read these materials prior to making any decision with respect to the offer.

     Except for historical information contained herein, the statements made in this release constitute forward-looking statements that involve certain risks and uncertainties. Many factors could cause Vodavi to delay or modify its self-tender offer, including the following: changes in its stock price, changes in its operating results, general market conditions, new technological developments, competition, potential acquisitions and divestitures and tax or regulatory requirements. Certain of these risk factors and other considerations are detailed from time to time in Vodavi's reports on file with the Securities and Exchange Commission, including Vodavi's Form 10-K for the fiscal year ended December 31, 2002 and Form 10-Q for the quarter ended March 31, 2003. Vodavi disclaims any intention or obligation to update or revise any forward-looking statements, whether as a result of new information, future events or otherwise.

ABOUT VODAVI

Vodavi Technology, Inc. is headquartered in Phoenix, Arizona. The Company designs, develops, markets and supports a broad range of business telecommunications solutions. Vodavi products include digital telecommunications systems, computer telephony products, and voice-processing systems including voice mail, fax mail, and Internet messaging for a wide variety of commercial applications.

For more information on Vodavi, visit www.vodavi.com.